02038461

PE 6-3-02

33-97404

RECD S.E.C.

JUN 4 2002

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

**For the month of June 2002**

**DE RIGO S.P.A.**
(Translation of registrant's name in English)

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

PROCESSED
JUN 14 2002
THOMSON FINANCIAL P

For further information, please contact:
**Maurizio Dessolis**
*Chief Financial Officer*
**Tel 39 0437 7777**
Fax 39 0437 770727
e-mail: investor@derigo.com
**NYSE: DER**

**4 June 2002**
**FOR IMMEDIATE RELEASE**

# DE RIGO

## Announces that it will not exercise its right to acquire Salmoiraghi & Viganò, as well as shareholder approval of the 2001 financial statements and the distribution of a dividend

De Rigo S.p.A. (NYSE: DER) announced today that it will not exercise its contractual right to acquire Salmoiraghi & Viganò ("Salmoiraghi"), the leading Italian optical retail chain, following the triggering of such right by Mr. Dino Tabacchi's offer to acquire Salmoiraghi. Immediately following its acquisition of General Optica Internacional SA in February 2000, De Rigo sold Salmoiraghi (which had been part of General Optica Internacional) to a group of financial investors led by Arca Merchant and B&S Electra. As part of that transaction, De Rigo obtained a right of first refusal with respect to any subseqent sale of Salmoiraghi, and it is that right which De Rigo has chosen not to exercise today. The decision reflects the De Rigo's Group's commitment to its strategy of continuing to consolidate and grow its optical business in Italy through its wholesale operations.

* * * * *

The Annual General Meeting of De Rigo S.p.A's shareholders was held on May 31st, at which time the shareholders approved De Rigo's annual financial statements for 2001. The financial statements, which were prepared in accordance with Italian GAAP, recorded a 10.7% increase in De Rigo's consolidated net sales and revenues to EUR 505.3 m and a 50.4% increase in consolidated net income, which reached EUR 21.2 m for the year.

The shareholders also approved the distribution of a dividend of EUR 0.13 per ordinary share in respect of the year ended December 31, 2001, with an equivalent amount being payable to holders of ADRs. The record date for the dividend is June 6th, and the dividend is expected to be paid to holders of ordinary shares on July 1st and to holders of ADRs on July 11th, in accordance with the usual procedures of The Bank of New York, the depositary for De Rigo's ADR program.

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the Prada Group for the manufacture and distribution of Prada eyewear and of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes Etro, La Perla, Fila and Onyx eyewear.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2002

DE RIGO S.p.A.

By: ______________________
Ennio De Rigo
Chairman of the Board of Directors